UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 6)

SILICONWARE PRECISION INDUSTRIES CO., LTD.
(Name of Issuer)

Common Shares, Par Value NT$10.00 Per Share and American Depositary Shares, Each Representing Five Common Shares
(Title of Class of Securities)

827084864 (American Depositary Shares)
(CUSIP Number of Class of Securities)

TW0002325008 (Common Shares)
(ISIN Number of Class of Securities)
Joseph Tung Room 1901, No. 333, Section 1 Keelung Rd. Taipei, Taiwan, 110 Republic of China Tel: +886 2-6636-5678

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With a copy to:

George R. Bason, Jr.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: +1 (212) 450-4000

November 9, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 827084864
1.	Names of Reporting Persons. Advanced Semiconductor Engineering, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	Sole Voting Power 779,000,000
	8.	Shared Voting Power
	9.	Sole Dispositive Power 779,000,000
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 779,000,000[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.99%
14.	Type of Reporting Person (See Instructions) HC, CO

______________________________

1 Includes 725,749,060 Common Shares of Siliconware Precision Industries Co., Ltd. (“SPIL”), par value NT$10.00 per share (“Common Shares”) and 10,650,188 American depositary shares (“ADSs”) of SPIL, each representing five Common Shares.

Item 1. Security and Issuer

Advanced Semiconductor Engineering, Inc. (“ASE”) hereby amends and supplements its report on Schedule 13D, as filed on October 2, 2015 (the “Schedule 13D”), with respect to the Common Shares, NT$10 par value per share, (the “Common Shares”), and American depositary shares, each representing five Common Shares (“ADSs”), of Siliconware Precision Industries Co., Ltd., a company limited by shares under the Company Law of the Republic of China (“SPIL). Unless otherwise indicated, capitalized terms used in this Amendment No. 6, but not defined herein, shall have the meaning assigned to such terms in the Schedule 13D.

Except as set forth herein, the Schedule 13D is unmodified.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On November 4, 2015, ASE received a letter sent by SPIL’s Chairman which was dated November 3, 2015. In this letter, SPIL asserts that it does not acknowledge ASE as a shareholder of SPIL. As ASE lawfully completed the Offers on September 22, 2015 and completed the registration of the shares on October 1, 2015, ASE strongly disagrees with SPIL’s assertion. SPIL also stated in the letter that its employees have doubts regarding ASE’s investment in SPIL. ASE believes that it has addressed these concerns in its press conference held on October 13, 2015, in which ASE publically promised that, despite not having participated in the board of directors of SPIL, ASE would fully support and maintain as a shareholder all current employee benefits, work conditions and personnel regulations of SPIL.

SPIL’s November 3, 2015 letter requested that ASE offer a written undertaking that: (1) if ASE becomes a shareholder of SPIL, ASE will maintain its financial investor status, and will not intervene and participate in or interfere with SPIL’s business operations, and will not nominate any person for director of SPIL; (2) ASE will maintain confidentiality regarding the communications and discussions between both parties, and will not disclose such information externally without SPIL’s consent.

As it has been ASE’s hope to cooperate with SPIL, ASE seeks to clarify specific details with SPIL as soon as possible. ASE hopes to have the opportunity to meet with the chairman of SPIL in person before November 13, 2015 and clarify the specific details of the proposals listed in SPIL’s November 3, 2015 letter, in order to reach a written agreement on the details of future cooperation and the protection of employee rights and benefits of SPIL. In response thereto, on November 6, 2015, ASE sent a letter to the chairman of SPIL, a copy of which is attached hereto as Exhibit 9.

Item 7. Material to be Filed as Exhibits

Exhibit 9: Copy of Letter from ASE to the chairman of SPIL dated November 6, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2015

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer